ALTAGAS LTD.
(The “Corporation”)

EXHIBIT TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDING SEPTEMBER 30, 2022

For the twelve-month period ended September 30, 2022:

(a)The consolidated net income attributable to owners of the parent before interest expense on short-term and long-term debt and income taxes of the Corporation was $626 million; and

(b)Interest expense of the Corporation on short-term and long-term debt, including preferred share dividends, was $344 million.

The Corporation’s earnings coverage ratio (i.e. the number determined by dividing the amount set out in paragraph (a) above by the amount set out in paragraph (b) above) for the twelve months ended September 30, 2022 was 1.8.